Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Form S-1 of Liberty Oilfield Services Inc., filed pursuant to Rule 462(b) of the Securities Act of 1933, of our report dated January 9, 2017, with respect to the balance sheet of Liberty Oilfield Services LLC as of December 31, 2015, and the related statements of operations, changes in member’s equity, and cash flows for the year then ended, which are contained in the Registration Statement on Form S-1 of Liberty Oilfield Services Inc. (File No. 333-216050), as amended, and incorporated by reference in this Registration Statement. We also consent to the references to us under the heading “Experts” in such Registration Statement.

/s/ EKS&H LLLP

Denver, Colorado

January 11, 2018